UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* Cloues, II Edward B.	2. Date of Event Re- quiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol Penn Virginia Resource Partners, L.P. (PVR)	OMB APPROVAL OMB Number 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response . . . . 0.5
(Last) (First) (Middle)	1/14/03	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give Other (specify title below) below)	6. If Amendment , Date of Original (Month/Day/Year)
One Radnor Corporate Center 100 Matsonford Road, Suite 200	3. IRS Identification Number of Reporting Person, if an entity (voluntary)
(Street) Radnor, Pennsylvania 19087			7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Units	5,000	D

(Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1473 (3-99)

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- ion or Exercise Price of Deriv- ative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	By:	January 15, 2003
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.	Edward B. Cloues, II* **Signature of Reporting Person	Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	* By: Nancy M. Snyder Attorney-in-fact
Page 2